

June 16, 2011

Via E-Mail
David A. DeLorenzo, Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

      Re: **Dole Food Company, Inc.**
              Form 10-K for the Fiscal Year Ended January 1, 2011
              Filed March 14, 2011
              File No. 001-04455

Dear Mr. DeLorenzo:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 38

1.   We note the factors you considered in continuing to conclude that there is sufficient evidence that you have the ability and intent to indefinitely reinvest your undistributed foreign earnings of $2.3 billion as of January 1, 2011 in your response to comment two of our letter dated May 11, 2011. Please tell us the amounts of cash and investments held in foreign subsidiaries as of January 1, 2011 that would be subject to a significant tax effect upon their repatriation. With a view towards discussion and analysis in future filings and

to the extent material, provide disclosure to illustrate that some cash and investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation.

Exhibits

2. We reissue comment five of our letter dated May 11, 2011. We note that Exhibits 10.1 and 10.2 are missing exhibits, schedules and/or attachments. We also note that Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 to the Form 8-K filed on February 25, 2011 are missing exhibits, scheduled and/or attachments. Please confirm that you will file these exhibits with your next periodic report. Your initial paragraph states that you will file the missing exhibits, schedules and other attachments for Exhibits 10.1 and 10.2 to the Form 10-K, however, the exhibits should be filed in their entirety, not just the missing information. Regarding the exhibits filed with the Form 8-Ks filed on January 11, 2010 and December 3, 2010, these exhibits were material when filed and therefore should have been filed in their entirety at that point. The fact that they were subsequently superseded does not change this analysis.

Questions may be directed to John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 for financial statement and accounting issues. You may contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director